December 20, 2006
VIA FACSIMILE AND EDGAR
Mr. Gus Rodriguez
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005,
Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006
and September 30, 2006
File No. 1-32312
Dear Mr. Rodriguez:
     This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the Fiscal Year ended December 31, 2005 and the Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. The Staff’s comments were provided to the Company in a letter dated December 12, 2006.
     In the Staff’s comment letter, the Staff requested that we provide certain supplemental disclosures in a Current Report on Form 8-K. Accordingly, the Company is filing a Current Report on Form 8-K concurrently with this letter that includes the supplemental disclosures referred to herein. The Company also agrees to include similar disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its future periodic reports.
     In connection with responding to these comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Novelis Inc.
December 20, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
1.	You disclosed the existence of metal price ceilings in your contracts under Business Outlook for 2006. You also disclosed that you expected to incur a net loss in 2006 in part due to metal price ceilings that prevent you from passing increases in your raw material prices to your consumers. Please enhance your management’s discussion and analysis by disclosing the following
A.	The average duration of contracts with metal price ceilings in 2004 and 2005.
Response

We have concerns with disclosing the duration of the contracts due to the confidentiality provisions of our contracts that contain metal price ceilings. We do propose providing enhanced forward looking disclosures that will contain an aggregate range of exposure to the metal price ceilings at current aluminum prices for the remainder of 2006, 2007 and beyond. See our response to Item 1E.
B.	The mechanism and or index used to determine the metal price ceiling amount.
Response

We propose enhancing our disclosures to the Metal Price Ceiling discussion in the MD&A as follows:

Certain customer contracts contain a fixed aluminum price ceiling beyond which the cost of aluminum cannot be passed through to the customer. We calculate and report the difference between our purchase price and selling price to be approximately the difference between the quoted purchase price on the London Metal Exchange (LME) (adjusted for any local premiums and for any price lag associated with purchasing or processing time), and the metal price ceiling in our contracts.
C.	The minimum and maximum sales contractually subject to metal price ceilings in 2006, 2007 and beyond.
Response

We propose enhancing our disclosures to the Metal Price Ceiling discussion in the MD&A as illustrated in our response to Item 1E.
D.	Your expectation of aluminum raw material price trends on a short-term and long-term basis.
Response

We propose enhancing our disclosures to the Metal Price Ceiling discussion in the MD&A as follows:

Novelis Inc.
December 20, 2006

In the recent past, we have observed a structural shift in aluminum prices, which have risen to unprecedented, sustained levels and reacted suddenly upward and downward based on market events. Before this recent rise in prices, the long-term historical average price for aluminum was approximately $1,500 per tonne. We do not try to predict aluminum prices, but market consensus indicates that it is unlikely that prices will return to this level in the short-term. In the long-term we use the LME forward curve model as a reasonable approximation of what aluminum prices may be in the future, however, the LME is a marketplace and there can be considerable variability in actual prices from forward prices. As we migrate away from the contracts with metal price ceilings and toward a pure conversion model, the price of aluminum should not influence our bottom-line results in the long-run, other than its effect on ultimate customer demand, although there are short-term implications of sudden increases or decreases in price as a result of our internal processing time.
E.	Your expected losses on contracts with price ceilings in 2006, 2007 and beyond assuming that aluminum raw material prices stay at current levels and sales volumes remain constant, including any assumptions used.
Response

We have not disclosed actual losses incurred on these contracts because it would allow our competitors to determine our selling prices and conversion margin and accordingly put us in an unfair, disadvantageous competitive position. In addition, we believe that the amount of metal price we are unable to pass through is a more relevant metric to our shareholders as it is the gross amount of exposure we have to these contracts. We have disclosed the amount of metal purchase price that we have been unable to pass through to our customers and the impact that this has on our quarterly and annual results. See the disclosures from our third quarter 10-Q excerpted and included in our response to Item 1I.

In response to your request to provide enhanced disclosures estimating our forward-looking exposures to these contracts, we would propose enhancing our disclosures in the Metal Price Ceilings section included in the MD&A as follows:

For the nine months ended September 30, 2006, we were unable to pass through $350 million of metal price increases as a result of metal price ceilings. We estimate that during the fourth quarter of 2006 we will be unable to pass through an additional $130 million. Based on a current aluminum price of $2,700 per tonne, and our best estimate of a range of shipment volumes, we estimate that we will be unable to pass through aluminum purchase costs of approximately $230 — $255 million in 2007 and $380 — $430 million in the aggregate thereafter.
F.	Your expected losses on contracts with price ceilings in 2006, 2007 and beyond assuming that aluminum raw material prices stay at current levels and sales volumes increase to the maximum quantities allowed in the contracts, including assumptions used.

Novelis Inc.
December 20, 2006

Response

See the enhanced disclosures proposed in Item 1E.
G.	The impact that contracts with price ceilings have on your ability to comply with your financial covenants under the various scenarios described above on a short-term and long-term basis.
Response

We propose enhancing our disclosures to the Metal Price Ceiling discussion in the MD&A as well as in the Liquidity Section of the MD&A:

We believe that under the scenarios described above, that the impact of the metal price ceilings will not cause us to be in default of the financial covenants of our credit facility and our senior notes in either the short-term or long-term.
H.	The impact that contracts with price ceilings have on your financial liquidity on short-term and long-term basis.
Response

We propose enhancing our disclosures to the Metal Price Ceiling discussion in the Liquidity Section of the MD&A:

Under the scenarios presented above, cash flows from operations will be negatively impacted by the amount of metal purchase price that we are unable to pass through to our customers, adjusted for the timing of customer receipts and vendor payments. Ignoring the working capital timing, we estimate that cash flows from operations will be negatively impacted by the $480 million of metal prices we will be unable to pass through in the current year. Based on a current aluminum price of $2,700 per tonne, and our best estimate of a range of shipment volumes, we estimate that operating cash flows will be negatively impacted by $230 - $255 million in 2007 and $380 — $430 million in the aggregate thereafter. For 2007, we have partially mitigated this impact by purchasing fixed forward contracts priced at $2,500 per tonne. At current prices of $2,700 per tonne we would expect to generate positive cash flows of approximately $10 million from these derivatives, which would increase cash flows from investing activities. While we have not entered into any fixed forward derivative contracts beyond 2007, we are partially protected against further increases in metal prices due to our smelting operations in South America and global recycling operations. These operations act as a natural hedge against metal price increases because both of these sources of internally generated supply have historically been less expensive than purchasing metal from third parties.
I.	The impact that contracts with price ceilings have on your net income and on quarterly and annual basis.

Novelis Inc.
December 20, 2006

Response

In each of our quarterly reports on Form 10-Q, we have disclosed the amount of metal prices we have been unable to pass through to our customers in the Highlights Section of the MD&A. The following is excerpted from our 3rd quarter 10-Q, page 44:
Net sales for the third quarter and nine months ended September 30, 2006 increased 21% and 16%, respectively, compared to the same 2005 periods due mainly to the rise in LME prices. However, the benefit of higher LME prices on our net sales was limited by metal price ceilings in sales contracts representing approximately 20% of our estimated total shipments. During the third quarter and first nine months of 2006, we were unable to pass through approximately $115 million and $350 million, respectively, of metal price increases associated with sales under these contracts. The metal price ceilings are discussed in more detail below.
In the Operating Segment review of the quarter and year-to-date results for North America, we specifically compare the impact of the metal price ceilings in the current year to the prior year’s results and the impact on Regional Income (which is effectively a pre-tax impact of the ceilings). Excerpts are as follows from pages 54 and 61 of our third quarter 10-Q filed on November 14, 2006:
OPERATING SEGMENT REVIEW FOR THE QUARTER ENDED SEPTEMBER 30, 2006 COMPARED TO THE QUARTER ENDED SEPTEMBER 30, 2005
Net sales
Net sales increases in the third quarter of 2006 compared to 2005 were driven primarily by metal prices, which were 36% higher on average in the third quarter of 2006 compared to 2005, and higher shipments discussed above. Increases in metal prices are largely passed through to customers. However, the pass through of metal price increases to our customers was limited in cases where metal price ceilings were exceeded. This factor unfavorably impacted North America net sales in the third quarter of 2006 by approximately $115 million. In 2005, we were unable to pass through approximately $5 million of metal price increases for a net quarter-over-quarter unfavorable impact of approximately $110 million.
Regional Income
As described above, the net unfavorable impact of metal price ceilings was approximately $110 million, which reduced 2006 Regional Income as compared to 2005. This was partially offset by $29 million of gains from the cash settlement of derivative instruments recognized during the third quarter of 2006 and $9 million from the benefit of metal price lag in 2006. Other operational improvements achieved during the third quarter were largely offset by higher energy and transportation costs of $6 million as compared to 2005.

Novelis Inc.
December 20, 2006

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2005
Net sales
North America net sales increases in the nine months ended September 30, 2006 compared to 2005 were driven primarily by metal prices, which were 37% higher on average in 2006 compared to 2005. Increases in metal prices are largely passed through to customers. However, the pass through of metal price increases to our customers was limited in cases where metal price ceilings were exceeded. This factor unfavorably impacted North America net sales in the nine months ended September 30, 2006 by approximately $350 million. During the comparable period of 2005, we were unable to pass through approximately $50 million of metal price increases for a net unfavorable impact of approximately $300 million.
Regional Income
As described above, the net unfavorable impact of metal price ceilings was approximately $300 million which reduced 2006 Regional Income as compared to 2005. This was partially offset by $120 million of gains from the cash settlement of derivative instruments during the nine months ended September 30, 2006 and $95 million from the benefit of metal price lag in 2006. Higher UBC spreads, increased volume, and operational improvements favorably impacted the first nine months of 2006 by $37 million as compared to 2005, which was partially offset by $29 million of higher energy and transportation costs.
We believe that our current MD&A disclosures, as shown above, adequately communicates the current period, year-to-date period, and prior period impacts of the metal price ceilings on a pre-tax basis. As we discussed in Item 1E, we have not disclosed the net loss on these contracts, as it would allow our competitors to determine our selling prices and corresponding conversion margins, which would put us in an unfair, disadvantageous competitive position.

Novelis Inc.
December 20, 2006

     Please contact the undersigned at (404) 814-4772 with any questions concerning this letter.
Sincerely,
/s/ Rick Dobson

Rick Dobson
Chief Financial Officer

cc:	Mr. Rufus Decker — Securities and Exchange Commission
Mr. Chris Courts — Novelis Inc.
Mr. Keith Townsend — King & Spalding LLP